investor

Press Release

Stockholm, April 25, 2007

Extension of debt portfolio maturity profile

In April, Investor AB launched a tender offer to repurchase a public bond maturing in 2010. The total amount being repurchased is EUR 343 million. The bond is being refinanced by a public bond with a maturity of 30 years, totaling GBP 275 million. The transaction is made to take advantage of current favorable market conditions to extend the debt maturity profile. A similar transaction was made in 2006.

INVESTOR AB

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Investor Relations Manager, +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Press Release

SUPPL

Stockholm, April 18, 2007

Hedging of long-term share-based remuneration program for 2007 through repurchase of own shares in Investor AB

Investor AB ("Investor") hereby reports that the company has purchased 700,000 B-shares in Investor today, April 18, 2007, at an average price of SEK 176.80, within the price range of SEK 175.50 to SEK 177.00 per share, in order to hedge the long-term share-based remuneration program approved by the Annual General Meeting for 2007.

In addition to the 700,000 repurchased B-shares, Investor holds 700,000 of its own shares that were purchased last year to hedge the 2006 long-term share-based remuneration program.

With today's repurchased shares, Investor's long-term share-based remuneration program for 2007 is now completely hedged.

The total number of shares in Investor amount to 767,175,030, of which 311,690,844 are class A shares and 455,484,186 class B shares.

INVESTOR AB

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Investor Relations Manager, +46 8 614 20 59, +46 70 624 20 59

END

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.